August 1, 2025

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip, Singapore, 048692

       Re: Aura Fat Projects Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed July 23, 2025
           File No. 001-41350
Dear David Andrada:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 20

1. We refer to Article 162 of the company's Second Amended and Restated Memorandum of Association as well as your disclosure to investors in your initial
       public offering registration statement that if you are "unable to complete the Initial
       Business Combination within [the original termination date], [you will]
.. . . (i) cease
       all operations except for the purpose of winding up [and] (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the company . . ., divided by the number of then outstanding public shares" (emphasis added). Please revise to add a risk factor to specifically acknowledge your prior disclosure on winding up and redeeming your public shares and discuss the risks to the company of now seeking this extension beyond July 18, 2025 and not complying with Article 162 of the company's Second
       Amended and Restated Memorandum of Association or your prior disclosure on winding up and redeeming public shares.
 August 1, 2025
Page 2

General

2. Please revise the preliminary proxy statement to clarify, that (1) your failure to complete a business combination by July 18, 2025 triggered the redemption
       requirement under Article 162 of the company's Second Amended and
Restated
       Memorandum of Association, regardless of whether the Extension
       Amendment Proposal is approved; and, to the extent true, (2) if the Extension
       Amendment Proposal is approved, the company will not comply with the redemption requirement under Article 162 of the company's Second Amended and
Restated
       Memorandum of Association.
3.     Please refer to the Investment Management Trust Agreement that you entered into
       with Continental Stock Transfer & Trust Company, dated April 12, 2022. We note that Section 1(i) provides that Continental Stock Transfer & Trust
Company
       covenants to "[c]ommence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter from the
       Company . . . or (y) upon the date which is the later of (i) 15 months after the closing of the offering, (ii) such later date upon an Extension effectuated pursuant to the terms
       hereof, and (iii) such later date as may be approved by the Company   s
shareholders in
       accordance with the Company   s amended and restated memorandum and
articles of
       association, if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached." Please revise the preliminary proxy statement to discuss the applicable provisions of the trust agreement and any discussions you have had with the trustee regarding these provisions and the winding up and redepmtion of your public shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Andrew M. Tucker